UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND l5(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-28829

SHARP HOLDING CORP.
(Exact name of registrant as specified in its charter)

540 Bill Lamb Lane, Cottage Grove, TN 38224 - (866) 972-5463
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section l3(a) or l5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(1)          __

Rule l2g-4(a)(2)           X

Rule l2h-3(b(1)(i)       __

Rule 12h-3(b)(1)(ii)    __

Rule l5d-6                   __

Approximate number of holders of record as of the certification or notice date:  700

Pursuant to the requirements of the Securities Exchange Act of 1934 Sharp Holding Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                               Date:  6/29/10                                           /s/  Daniel Cooper
                                  By: Daniel Cooper, President